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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2011
WASH. D.C.
200
SECTION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 AND ENDING December 31, 2010
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr. 413-744-1332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Financial Plaza 755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018374

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, William H. McCauley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William H. McCauley, Jr.
Signature

Assistant Vice President & CFO
Title

Susana Marques
Notary Public

OFFICIAL SEAL
SUSANA MARQUES
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires Oct. 6, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc. and Subsidiaries

Table of Contents

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and Subsidiaries (the Company) as of December 31, 2010, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and Subsidiaries as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 18, 2011

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2010
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 31,915
Cash segregated under federal regulations	500
Receivables from broker-dealers and clearing organizations	21,928
Receivables from related parties	40
Prepaid expenses and other assets	3,086
Taxes receivable	1,283
Deferred tax assets, net	2,334
Total assets	$ 61,086
Liabilities and Equity	
Commissions payable	$ 22,391
Payables to related parties	3,838
Accounts payable and accrued expenses	10,115
Total liabilities	36,344
Equity	
Shareholder's Equity	
Common stock, $1 par value; 300,000 shares authorized; 4,891 shares issued and outstanding	5
Additional paid-in capital	72,795
Accumulated deficit	(48,517)
Total shareholder's equity	24,283
Noncontrolling interests in subsidiary	459
Total equity	24,742
Total liabilities and equity	$ 61,086

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2010
(Dollars in thousands)

Revenues	
Commissions	$ 179,517
Trail commissions	66,852
Corporate Registered Investment Advisor income	49,434
Other income	26,245
Total revenues	322,048
Expenses	
Commission expense and distribution support	263,524
Management fees	34,106
Compensation and benefits	16,898
General and administrative expenses	8,169
Legal and regulatory costs	5,576
Clearing charges	5,135
Other expenses	554
Total expenses	333,962
Loss before income taxes	(11,914)
Income tax benefit	4,174
Consolidated net loss	(7,740)
Less: Net income attributable to noncontrolling interests	477
Net loss attributable to controlling interests	$ (8,217)

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Changes in Equity
For the Year Ended December 31, 2010
(Dollars in thousands)

	Shareholder's Equity				
	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Non-controlling Interests	Total Equity
Balances – December 31, 2009	$ 5	$ 62,795	$ (40,300)	$ 345	$ 22,845
Contributions	--	10,000	--	130	10,130
Distributions	--	--	--	(493)	(493)
Net (loss) income	--	--	(8,217)	477	(7,740)
Balances – December 31, 2010	$ 5	$ 72,795	$ (48,517)	$ 459	$ 24,742

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2010
(Dollars in thousands)

Cash flows from operating activities:	
Consolidated net loss	$ (7,740)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation of furniture and equipment	253
Deferred taxes	372
Change in noncontrolling interest	(363)
Changes in operating assets and liabilities:	
Cash segregated under federal regulations	565
Receivables from brokers or dealers	(3,719)
Prepaid expenses and other assets	(109)
Taxes receivable	1,828
Commissions payable	1,599
Payables (receivables) to related parties, net	1,689
Accounts payable and accrued expenses	(1,028)
Net cash used in operating activities	(6,653)
Cash flows from investing activities:	
Purchases of fixed assets	(36)
Cash flows from financing activities:	
Contribution from Parent	10,000
Net increase in cash and cash equivalents	3,311
Cash and cash equivalents, beginning of year	28,604
Cash and cash equivalents, end of year	$ 31,915
Supplemental cash flow information:	
Income taxes received, net of state tax payments	$ 6,374

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization

MML Investors Services, Inc. ("MMLISI") was organized as a Massachusetts corporation in 1981 for the purpose of doing business as a broker-dealer in securities (see Note 11). MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLISI is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLISI is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. ("MMLIAI") and has a controlling interest in MMLISI Financial Alliances, LLC ("MFA"). MMLISI, MMLIAI, and MFA are collectively referred to as the "Company." For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

MMLIAI, a wholly owned subsidiary of MMLISI, was organized as a Massachusetts corporation in 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states, Puerto Rico, and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products.

MFA was formed as a series limited liability company in 2004 for the purpose of doing business as a referral broker-dealer and investment adviser. MFA is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and is licensed as a broker-dealer in 49 states, Puerto Rico and the District of Columbia. MFA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLISI, MMLIAI, and MassMutual. Through its Series B ownership position, MMLISI maintains a 51% controlling interest in MFA. The Series A members, comprised of professional firms, hold a 49% noncontrolling interest in MFA.

(2) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP"). All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Noncontrolling interests in MFA are reported separately on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and the Consolidated Statement of Operations ("Statement of Operations").

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company invests in a money market fund managed by a related party (see Note 3), which is classified as cash equivalents. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLISI customers, in accordance with rule 15c3-3 of the SEC (see Note 4).

Furniture and Equipment

The Company's furniture and equipment are comprised primarily of furniture, office equipment, and internally developed and purchased software and is included as a component of Prepaid expenses and other assets on the Statement of Financial Condition. Furniture and equipment are recorded at cost, of $8,689, less accumulated depreciation and amortization, of $8,643. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful lives of furniture and equipment, by category is as follows: furniture and office equipment (5 years), leasehold improvements (remaining life of the lease), and all other depreciable assets (3 years). Depreciation expense of $253 in 2010 is included in Other expenses on the Statement of Operations.

Investment Income

Investment income is recorded on an accrual basis and included in Other income on the Statement of Operations. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Revenue Recognition and Related Expense

Commission revenue from mutual funds, annuities, and other securities transactions, as well as related commission and clearing expenses, are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales, payment of which is generally received either on a weekly or a monthly basis. Corporate Registered Investment Advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLISI by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management, payment of which is generally made on a quarterly basis. The Company estimates its accruals for revenues earned based primarily upon the volume of transactions in previous periods as well as cash receipts in current and prior periods. Commissions payable is accrued concurrently using a standard payout ratio. Commission, Trail, and CRIA revenue combined are referred to as Gross Dealer Concessions ("GDC") and the expenses related to these revenues are included in Commission expense and distribution support on the Statement of Operations.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are included in Other income on the Statement of Operations. Related expenses are reported in the respective line items to which they pertain. (See Note 3).

Fair Value of Financial Instruments

Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities, with the exception of our General Agent Continuing Commission Program, which has a longer maturity and is valued using a discounted cashflow method. See paragraph below.

Income Taxes

Income taxes due to government authorities are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include compensation and legal accruals. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The recognition of income taxes is subject to a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes accrued interest and penalties related to liabilities for unrecognized tax benefits as a component of the provision for income taxes. (See Note 9).

Employee Benefit and Compensation Plans

The Company's eligible employees and retirees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan, and group health plan. MassMutual is the sponsor for each of these plans. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). (See Note 8).

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

The Company's eligible employees are covered by MassMutual's long-term incentive compensation plan, under which certain employees of MassMutual and its subsidiaries may be issued phantom share-based compensation awards. These awards include Phantom Stock Appreciation Rights (PSAR) and Phantom Restricted Stock (PRS). These awards do not grant an equity or ownership interest in MassMutual.

PSAR grant the participant the right to receive the appreciation in phantom stock price over the award period, providing an individual with the opportunity to share in the value created in the total enterprise. Awards can only be settled in cash equal to the gain, if any, related to the number of PSAR exercised. PSAR cliff vest at the end of three years and expire five years after the date of grant. Vested PSAR may be exercised during quarterly two-week exercise periods prior to expiration. Compensation expense for an individual award is recognized over the vesting period.

PRS provides the participant with the opportunity to receive the full phantom share value. This value is determined by grant price plus/minus any change in share price over the award period. PRS vests on a graded basis over five years, one third per year after years three, four and five. On each vesting date, a lump sum cash settlement is paid to the participant based upon the number of shares vested multiplied by the most recent phantom stock price. Compensation expense is recognized on the accelerated attribution method. The accelerated attribution method recognizes compensation expense over the vesting period by which each separate payout year is treated as if it were, in substance, a separate award.

These awards are classified as a liability in Accounts payable and accrued expenses on the Company's Statement of Financial Condition. Compensation cost is based on intrinsic value and is recorded to expense over the term of the award, considering vesting provisions and forfeiture assumptions. These awards do not have a material impact on the Company's consolidated financial results.

(Dollars in thousands)

General Agent Continuing Commission Program

The Company had a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between one General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLISI is to process future GDC generated by the agency and distribute to the Former and Successor GAs. Effective December 30, 2010, this program has been frozen. General Agents who are currently receiving payments under this program will continue to receive payments if any commission overrides are generated. However, no additional General Agents will become eligible for the program.

In 2006, MMLISI committed to making fixed commission payments to certain Former GAs. In 2010, the Company paid $291 to these Former GAs. The present value of the remaining liability is $1,251 at December 31, 2010. The obligations for these payments are recorded as Commissions payable in the Statement of Financial Condition.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs from registered representatives, MassMutual general agents, or from errors & omissions insurance are recorded as contra legal expense when recovery is probable.

(3) Related Party Transactions and Agreements

Through distribution agreements, MMLISI is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), each of which are wholly owned subsidiaries of MassMutual. In addition, MMLISI is the sub-distributor of the MassMutual Premier Fund and MassMutual Select Fund (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLISI registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions. MMLISI has recognized $70,445 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State in 2010.

MMLISI provides broker-dealer and distribution services to MassMutual's Retirement Services Division ("RS") for its Individual Retirement Account (MMIRA) Program, for which MMLISI earned $785 in commissions in 2010. MMLISI pays distribution support to MassMutual equal to the MMIRA Program fee income.

(Dollars in thousands)

Pursuant to the terms of its Distribution and Broker-Dealer Servicing Agreement with MassMutual, MMLISI also receives 12b-1 fees directly from certain open-end mutual fund companies for investment selections that are available in RS retirement products. In 2010, MMLISI recorded $5,906 in commissions related to these products and incurred distribution costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLISI is reimbursed for expenses it incurs. These reimbursements are included in Other income on the Statement of Operations. MMLISI earned $9,271 in such distribution fees collectively from MassMutual, C.M. Life, and MML Bay State in 2010.

In accordance with the terms of MMLISI's agreement with MassMutual for the distribution and servicing of RS's registered 401(k) retirement products, MMLISI earned $7,558 in commission and trail revenue in 2010.

MMLISI has a selling agreement with its affiliate OppenheimerFunds Distributors, Inc. ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLISI earned $16,502 in 2010 in commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned $825 in 2010 from OFDI for marketing, distribution assistance, and conference support, which is included in Other income in the Statement of Operations.

MMLISI has entered into an Advisory Services Agreement with MassMutual to provide advisory services for its Retirement Management Account Program ("RMA"), for which it earned $505 in RMA program fees in 2010. In addition, MMLISI received trail commissions from OFDI as a result of client assets in the RMA program being invested in mutual funds distributed by OFDI. In 2010, MMLISI recorded $164 of commissions related to these funds and paid distribution costs equal to these revenues to MassMutual.

During 2010, the Company invested in Class A shares of an Oppenheimer Institutional Money Market fund (the Institutional Fund), which is managed by OFDI's parent company OppenheimerFunds, Inc. At December 31, 2010, there was no balance invested in this account. During 2010, the Company earned a total of $45 in dividends from this investment, which is included in Other income on the Statement of Operations.

In 2010, MMLISI amended its agreement with MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust services. Under the terms of the new agreement, MMLISI earned $40 in referral fees in 2010, which are included in Other Income on the Statement of Operations. In addition, MMLISI earned $1,542 in CRIA income from client assets invested in MMTC products.

(Dollars in thousands)

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, access to the general agents of MassMutual, cash management, and other general corporate services. The management fee under these service agreements for 2010 was $34,106. In addition, the Company incurred $825 of rent expense in 2010 for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Components of the management fee as of December 31, 2010 are as follows:

Computer services	$ 20,794
Compliance	5,662
Legal	2,210
Other corporate overhead	5,440
Management fees	$ 34,106

MMLISI provides services to MML Distributors, LLC ("MMLD"), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, and other general corporate services. Under the service agreement, MMLD pays a management fee to MMLISI for the services noted above. The management fee for 2010 was $180 and is included in Other income on the Statement of Operations.

Receivables from related parties of $40 consist of $15 of management fees receivable from MML Distributors and $25 of commissions receivable from MassMutual as of December 31, 2010.

Payables to related parties consist of the following as of December 31, 2010:

Payables to MassMutual:	
Distribution costs	$ 1,804
Management fees	1,804
MMIRA program	189
RMA program	41
Payables to related parties	$ 3,838

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are typically settled in the following quarter.

(Dollars in thousands)

The Company reviews current and future capital needs with its parent on an annual basis. As a result of this review, it was agreed that a $10,000 capital contribution was to be approved and paid to the Company by MassMutual in September 2010 to fund on-going operational obligations.

(4) Customer Protection Reserve under SEC Rule 15c3-3

MMLISI is a fully computing broker-dealer, and maintains a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." for customer funds received. As of December 31, 2010, the balance in this account totaled $500 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(5) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, which was adopted in 2010, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. At December 31, 2010, the Company had net capital of $15,065, which was $12,626 in excess of its required net capital of $2,439. The Company's ratio of aggregate indebtedness to net capital was 2.43 to 1.

The shareholder's equity of MMLIAI is included as capital in the consolidated computation of MMLISI's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MFA is accounted for using the equity method of accounting for the filing of MMLISI's FOCUS Report with FINRA and is a non-allowable asset in the computation of the Company's net capital. The following is a summary of certain financial information for MFA that is not included in MMLISI's net capital computation in its FOCUS Report as of December 31, 2010:

	MFA
Total assets	$ 537
Total liabilities	$ 35
Total equity	$ 502

(6) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has and is cooperating fully with the applicable regulatory agency or self regulatory organization.

As of December 31, 2010, the Company has $3,846 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters, primarily related to alleged registered representative misconduct.

(7) Broker's Bond

MMLISI and MFA each carry a broker's blanket fidelity bond in the amount of $2,000 and $300, respectively. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(8) Employee Benefits

The Company's eligible employees and retirees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan and group health plan, which provide benefits for certain of its active and retired employees. As the plans sponsor, MassMutual retains the liabilities. MMLISI funds the costs of these plans as they are incurred. Costs associated with these plans are settled on a monthly basis and are included in Compensation and benefits in the Statement of Operations.

Life and Health Insurance Benefits

Life and health insurance benefits are provided to substantially all employees through group insurance contracts, some of which are issued by MassMutual. Those covered employees may become eligible for continuation of certain of these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan

MassMutual has funded and unfunded non-contributory defined benefit pension plans that cover certain MMLISI employees. For participants, benefits are calculated as the greater of (1) a formula based on age, service, and salary during their careers or (2) a formula based on final average earnings and length of service.

Defined Contribution Plan

MassMutual sponsors funded (qualified 401(k) thrift savings) and unfunded (nonqualified deferred compensation thrift savings) defined contribution plans for MMLISI's eligible participants. The Company match for the 401(k) thrift savings plan is 5% of eligible compensation.

Post-retirement Benefits

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLISI's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. The post-retirement health care plans include a limit on the Company's share of costs for recent and future retirees.

The allocated expense charged by MassMutual for the Company's employees covered by the above plans for the year ended December 31, 2010, is as follows:

Life and health insurance	$ 1,187
Pension	771
Thrift	479
Post-retirement benefits	37
Employee Benefits	$ 2,474

Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by the Company allowing certain executives to elect to defer a portion of their compensation. Several shadow investment options are available under these plans.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.